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19007202

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) New York (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Maceranka 914 277 2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City), NJ (State) 07039 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Carol M. Masi

Notary Public

CAROL M. MASI
Notary Public, State of New York
No. 01MA5035464
Qualified in Westchester County
My Commission Expires 10-31-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2018

TABLE OF CONTENTS

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
The Windmill Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Windmill Group, Inc. ("the Company") as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as The Windmill Group, Inc.'s auditors since 2019.

Livingston, New Jersey
March 1, 2019

THE WINDMILL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets	
Cash	$ 65,478
Accounts receivable	1,761
Total	67,239
Total Current Assets	$ 67,239

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 54,075
Payroll taxes payable	54
Total Liabilities	54,129
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	130,100
Retained earnings - (deficit)	(119,690)
Total	13,110
Total Liabilities and Stockholders' Equity	$ 67,239

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	
Commissions	$ 493,816
Operating Expenses	
Automobile	$ 18,709
Bank charges	205
Commissions	228,669
Depreciation	106
Dues, subscriptions, and licenses	8,840
Insurance	29,964
Internet expenses	4,783
Office expense & supplies	15,603
Postage & Delivery	853
Professional fees	4,960
Rent	16,130
Officer Salaries	22,500
Meal & Entertainment	2,961
Seminars	440
Telephone	9,972
Taxes	2,224
Utilities	1,711
Total expenses	368,630
Net Income	$ 125,186

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance as of January 1, 2018	$2,700	$130,100	($ 92,883)	$ 39,917
Net income			125,186	125,186
Distributions			(151, 993)	(151,993)
Balance as of December 31, 2018	$2,700	$130,100	$ (119,690)	$ 13,110

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows provided by operating activities:	
Net profit	$ 125,186
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	106
Changes in assets and liabilities	
Accounts receivable	(229)
Prepaid expenses	2,175
Payroll taxes payable	(1,027)
Commissions payable	51,333
Net cash provided by operating activities	177,544
Cash flows from financing activities:	
Distributions	(151,993)
Net cash provided by financing activities	(151,993)
Net increase in cash and cash equivalents	25,551
Cash - beginning	39,927
Cash – ending	$ 65,478

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporation:
The Windmill Group Inc. was formed in May 1970, in the state of New York for the purpose of registering as a FINRA broker-dealer. The company is headquartered in Somers, New York. The company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corp ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principled generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results differ from those estimates.

Accounts Receivable

The year end balance of $1,761 is current. These amounts were received in full in January 2019.

Commissions Payable

The year end balance of $54,075 is current. It represents commissions earned in the 4th Quarter of 2018 by brokers registered with the firm.

Payroll Taxes Payable

The year end balance of $54 represents NYS unemployment insurance incurred during the 4th Quarter of 2018. This was paid in full in January 2019.

Rent/Leases:
Currently the company operates with no leases. Office rent is paid on a month to month basis.

Revenue Recognition:

The company recognizes revenue in accordance with recently issued Accounting Standard Update (ASU) No.2014-09.

Revenue is recognized on the trade and/or transaction date. Commission Income represents the amount earned on the date of the sale.

Income Taxes

The company operates as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss, and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

The company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. At December 31, 2018, there are no significant income tax uncertainties that are expected to have a material impact on the company's financial statements.

Capital Stock

There are 200 shares of stock authorized for issuance. 100 shares are issued and outstanding. Each stockholder owns 50 shares at December 31, 2018.

Net Capital Requirements:

Aggregate indebtedness at December 31, 2018 was $54,129. There were no differences between the calculation of net capital and the corresponding computation presented by the company and included in the company's Part IIA Focus Report filing as of December 31, 2018.

Subsequent Events:

The company has evaluated its subsequent events and transactions occurring after December 31, 2018 through March 1, 2019, the date that the financial statements were available to be issued.

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
The Windmill Group, Inc.

We have audited the financial statements of The Windmill Group, Inc. as of and for the year ended December 31, 2018, and have issued our report thereon dated March 1, 2019, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission contained on page 9, has been subjected to audit procedures performed in conjunction with the audit of The Windmill Group's financial statements. The supplementary information is the responsibility of The Windmill Group Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 1, 2019

Exhibit A

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT AND NET CAPITAL
DECEMBER 31, 2018

Total stockholders' equity from balance sheet equity	$ 13,110
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 13,110
Less: non allowable assets from the balance sheet:	
Other assets	0
Net Capital	$ 13,110
Minimum Net Capital Required 6 2/3% of aggregate indebtedness ($54,129)	$ 3,609
Minimum Required	$ 5,000
Net Capital Required (Greater of above amounts)	$ 5,000
Excess Net Capital (Net Capital $13,109, less net capital requirement of $5,000)	$ 8,110
Net Capital less 120% of minimum dollar Net Capital requirement of $5,000	$ 7,110

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
The Windmill Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Windmill Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Windmill Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("exemption provisions") and (2) The Windmill Group, Inc. stated that The Windmill Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Windmill Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Windmill Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
March 1, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c13-3 OF THE SECURITIES AND ECHANGE COMMISSION
DECEMBER 31, 2018

FIRM ATTESTATION

The Windmill Group, Inc. (TWG) through its quarterly Focus Reporting for the period of January 1, 2018 through December 31, 2018 and for the year then ended, claimed exemption under Section (K) (2) (ii) of SEC Rule 15c3-3.

Under this exemption, TWG attests it operated as an introducing broker dealer and forwarded all orders for customers to its carrying broker(s), on a fully disclosed basis without exception. During this time frame all customer transactions were cleared on a fully disclosed basis and without exemption. TWG did not receive customer funds.

John Maceranka